                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No.4)*


                   International Assets Holding Corporation
             -----------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
             -----------------------------------------------------
                        (Title of Class of Securities)

                                   459028106
             -----------------------------------------------------
                                (CUSIP Number)

                                   12/31/01
             -----------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schecule is filed:

      X Rule 13d-1(b)
     ---

    ____Rule 13d-1(c)

    ____Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.459028106


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   1   NAMES OF REPORTING PERSONS
       I.R.S. Identification Nos. of above persons (entities only)

           Diego J. Veitia


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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

       (a) ______
                                N/A
       (b) ______

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   3   SEC USE ONLY




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   4   CITIZENSHIP OR PLACE OF ORGANIZATION __U.S.A___________


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   NUMBER OF      5    SOLE VOTING POWER
     SHARES          648,314
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH            N/A
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH           648,314
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                      N/A
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   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   648,314

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  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                  N/A

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  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                26.1%

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  12   TYPE OF REPORTING PERSON*

                  IN


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Item 1.     (a)   Name of Issuer:

                  International Assets Holding Corporation

            (b)   Address of Issuer's Principal Executive Offices:

                  Center Point Two
                  220 E.Central Parkway, Suite 2060
                  Altamonte Springs, Fl  32701

Item 2.     (a)   Name of Person Filing:

                  Diego J. Veitia

            (b)   Address of Principal Business Office:

                  Center Pointe Two
                  220 E. Central Parkway, Suite 2060
                  Altamnte Springs, FL  32701


            (c)   Citizenship:

                  U.S.A.

            (d)   Title of Class of Securities:

                  Common Stock

            (e)   CUSIP Number:

                  459028106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
               N/A

            (a)   [_]   Broker or Dealer registered under Section 15 of the Act
            (b)   [_]   Bank as defined in section 3(a)(6) of the Act

            (c)   [_]   Insurance Company as defined in section 3(a)(19) of the
                        Act

            (d)   [_]   Investment Company registered under  section 8 of  the
                        Investment Company Act

            (e)   [_]   Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940

            (f)   [_]   Employee Benefit Plan, Pension Fund which is subject to
                        the provisions of the Employee Retirement Income
                        Security Act of 1974 or Endowment Fund; see Section
                        240.13d-1(b)(1)(ii)(F)

            (g)   [_]   Parent Holding Company, in accordance with Section
                        240.13d-1(b)(1)(ii)(G)

            (h)   (_)   Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

            (i)   (_)   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813);

            (j)   (_)   A church that is excluded from the definition of an
                        investment company under Section 3 (c)(14) of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-3);
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Item 4.     Ownership.

               If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

               (a)  Amount Beneficially Owned:

               As of December 31, 2001 Diego J. Veitia was the beneficial owner of 648,314 shares of International Assets Holding Corporation, consisting of 538,006 shares held in the name of The Diego J. Veitia Family Trust DTD 12/13/91 of which Mr.Veitia is the settlor, a trustee and primary beneficiary and 110,308 shares from options granted by the International Assets Holding Corporation Stock Option Plan which are currently exercisable. The aggregate of 110,308 shares subject to issuance from the Stock Option Plan are also deemed outstanding for purposes of computing the percentage owned by Mr. Veitia.

               (b) Percent of Class:

               These shares represented 26.1% of the outstanding shares of the common stock.

               (c)  Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote

                    648,314

                  (ii) shared power to vote or to direct the vote

                    N/A

                  (iii)sole power to dispose or to direct the the disposition of

                    648,314

                  (iv) shared power to dispose or to direct the disposition of

                     N/A

Item 5.     Ownership of Five Percent or Less of a Class.


               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_]

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

               The Diego J. Veitia Family Trust has the right to receive income provided by dividends paid to the Trust or proceeds from the sale of the 538,006 shares held in its name.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

               N/A

Item 8.     Identification and Classification of Members of the Group.

               N/A

Item 9.     Notice of Dissolution of Group.

               N/A

Item 10.    Certification.
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            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     02/13/01
                                               ---------------------------
                                                      Date
                                                 /S/ Diego J. Veitia
                                               ----------------------------
                                                      Signature

                                                 Diego J. Veitia
                                               ----------------------------
                                                    Name/Title